SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Bizuo (Tony) Liu

c/o Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

(347) 905-5663

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑**

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** With the exception of Mission Right Limited, none of the Reporting Persons (defined below) previously filed a statement on Schedule 13G with respect to securities of the Issuer (defined below).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 16

1	NAME OF REPORTING PERSON Bizuo (Tony) Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 16

1	NAME OF REPORTING PERSON Li (Helen) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 16

1	NAME OF REPORTING PERSON Yihong Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 16

1	NAME OF REPORTING PERSON Chengxiang (Chase) Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 16

1	NAME OF REPORTING PERSON Mission Right Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,036,040 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,036,040 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,036,040 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 7 of 16

1	NAME OF REPORTING PERSON Maplebrook Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,104,933 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,104,933 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,104,933 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 8 of 16

1	NAME OF REPORTING PERSON Viktor Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,000,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 9 of 16

1	NAME OF REPORTING PERSON OPEA SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,052 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,052 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,052 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 10 of 16

1	NAME OF REPORTING PERSON Zheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 371,007 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 371,007 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 371,007 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 11 of 16

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 30, 2020, and as amended hereby, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
This Schedule 13D is filed by Bizuo (Tony) Liu (“Mr. Liu”), Li (Helen) Zhang (“Ms. Zhang”), Yihong Yao (“Mr. Yao”) Chengxiang (Chase) Dai (“Mr. Dai”), Mission Right Limited (“Mission Right”), Maplebrook Limited (“Maplebrook”), Viktor Pan (“Mr. Pan”), OPEA SRL (“OPEA”) and Zheng Zhou (“Mr. Zhou” together with Mr. Liu, Ms. Zhang, Mr. Yao, Mr. Dai, Mission Right, Maplebrook, Mr. Pan and OPEA, the “Reporting Persons”), with respect to the shares of Common Stock held by the Reporting Persons.

The principal business of Mr. Liu is serving as Executive Director, CEO, CFO of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Ms. Zhang is serving as Chief Production Officer of the Issuer and her business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mr. Yao is serving as Chief Scientific Officer of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mr. Dai is serving as GM, Stem Cell Business Unit of the Issuer and his business address is 1345 Avenue of Americas, 15th Floor, New York, New York 10105. The principal business of Mission Right is investment holdings and its business address is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business of Maplebrook is making investments and its business address is c/o Sequent (Singapore) Limited, 1 Raffles Quay, 25-00 North Tower, Singapore 048583. The principal business of Mr. Pan is computer hardware manufacturing and his address is 1118 Mingyue Road, No. 30, Shanghai 201206, China. The principal business of OPEA is making investments and its business address is Via Cesare Battisti 1, 20122 Milan, Italy.

Mr. Zhou is retired and his address is Flat B, 25/F, Tower 6, Marinella, 9 Welfare Road, Aberdeen, Hong Kong.

Mr. Chiu Tao, a citizen of Hong Kong, serves as a director of Mission Right and his address is No.7, Ground Floor, Shui Hau Village, Lantau, N.T. Hong Kong. Mr. Chan Boon Ho Peter, a citizen of Hong Kong, serves as a director of Mission Right and his address is Flat 09, 14/F., CC Wu Building, 308 Hennessy Road, Wanchai, Hong Kong.

RTSing Marina Limited ("RTSing Marina") and RTSing Raffles Limited ("RTSing Raffles") serve as corporate directors of Maplebrook and their business address is FAO: Sequent (Singapore) Limited, 1 Raffles Quay, #25-00 North Tower, Singapore 048583. Ruth Beaven, Hui Fang (Janise) Hoe and Joseph McBurney are directors of each of RTSing Marina and RTSing Raffles and their business addresses is FAO: Sequent (Singapore) Limited, 1 Raffles Quay, #25-00 North Tower, Singapore 048583.

Antonio Fontana, Piera Filippi, Edoardo Fontana and Olivia Fontana serve as directors of OPEA and their business address is Via Cesare Battisti 1, 20122 Milan, Italy. Antonio Fontana controls the voting of the shares of OPEA.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 12 of 16

During the past five years none of the Reporting Persons, or to the best of each of the applicable Reporting Person's knowledge, any other persons identified in this Item 2 have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Persons or any other persons identified in this Item 2 are, for the purposes of Section 13 of the Act, the beneficial owners of the shares of Common Stock reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the addition of the following:

Maplebrook used a total of approximately $11,540,799 in the aggregate, excluding brokerage commissions, to acquire the 1,104,933 shares of Common Stock reported in row (11) of this Schedule 13D as beneficially owned by Maplebrook.

Mr. Pan used a total of approximately $17,000,000 in the aggregate, excluding brokerage commissions, to acquire the 1,000,000 shares of Common Stock reported in row (11) of this Schedule 13D as beneficially owned by him.

OPEA used a total of approximately $800,000 in the aggregate, excluding brokerage commissions, to acquire the 21,052 shares of Common Stock reported in row (11) of this Schedule 13D as beneficially owned by OPEA.

Mr. Zhou used a total of approximately $3,903,750 in the aggregate, excluding brokerage commissions, to acquire the 371,007 shares of Common Stock reported in row (11) of this Schedule 13D as beneficially owned by him.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 21, 2020, Maplebrook, Mr. Pan, OPEA, Mr. Zhou, Wealth Map Holdings Limited (“Wealth Map”) and Earls Mill Limited (“Earls Mill”) (together with Dangdai International Group Co., Limited (“Dangdai”) and Mission Right, each, an “Additional Consortium Member”) each entered into an adherence agreement (together with the adherence agreements to the Consortium Agreement entered into by Dangdai and Mission Right, each, an “Adherence Agreement” and together the “Adherence Agreements” ) to the Consortium Agreement and joined the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the “Buyer Consortium” shall be deemed to include Maplebrook, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill, Dangdai and Mission Right as Additional Consortium Members.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 13 of 16

On February 21, 2020, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a new non-binding preliminary proposal (the “New Proposal”) to a special committee of the Board consisting of independent and disinterested directors (the “Special Committee”). In the New Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Common Stock of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The New Proposal also provided that, among other things (i) the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type; and (ii) the New Proposal was conditioned upon the non-waivable conditions requiring (A) approval of the Transaction by a properly functioning Special Committee and (B) approval of the Transaction by stockholders holding at least a majority of all the issued and outstanding shares of Common Stock of the Issuer not affiliated with any member of the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the “Proposal” shall be deemed to refer to the “New Proposal.”

References to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal, which are attached hereto as Exhibit 5-A, Exhibit 5-B, Exhibit 5-C, Exhibit 5-D, Exhibit 5-E and Exhibit 6, respectively, and are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon an aggregate of 19,280,612 shares of Common Stock outstanding as of November 1, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Persons and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 9,278,290 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 58,001 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 45.2% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 14 of 16

(c)	The Reporting Persons have not transacted in any shares of Common Stock in the last 60 days.

(d)	No person other than each of the respective Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit	Adherence Agreement, dated February 21, 2020 by Maplebrook Limited.
5-A:

Exhibit	Adherence Agreement, dated February 21, 2020 by Viktor Pan.
5-B:

Exhibit	Adherence Agreement, dated February 21, 2020 by OPEA SRL.
5-C:

Exhibit	Adherence Agreement, dated February 21, 2020 by Zheng Zhou.
5-D:

Exhibit	Adherence Agreement, dated February 21, 2020 by Wealth Map Holdings Limited and Earls
5-E:	Mill Limited (incorporated by reference to Exhibit 6-E of the Schedule 13D/A filed by Sailing Capital Overseas Investment Fund, L.P. on February 21, 2020).

Exhibit 6	New Proposal from the Buyer Consortium to the Special Committee.

Exhibit 7:	Joint Filing Agreement.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 21, 2020

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

MAPLEBROOK LIMITED

By: /s/ Ruth Beaven
Name: Ruth Beaven
Title: Authorized Signatory of RTSing Marina Limited, Director of Maplebrook Limited

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 16 of 16

By: /s/ Ruth Beaven
Name: Ruth Beaven
Title: Authorized Signatory of RTSing Raffles Limited, Director of Maplebrook Limited

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

By: /s/ Zheng Zhou
ZHENG ZHOU

PRIVILEGED AND CONFIDENTIAL

Execution Version

 Exhibit 5-A

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on February 21, 2020

BY:

Maplebrook Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered address at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meanings set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:

(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Agreement, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Maplebrook Limited

By: ___________________________________

Name:

Title: Authorized Signatory of RT Sing Marina Limited, Director of Maplebrook Limited

By: ___________________________________

Name:

Title: Authorized Signatory of RT Sing Raffles Limited, Director of Maplebrook Limited

Notice details:

Address: Maplebrook Limited

C/O Sequent (Singapore) Ltd

One Raffles Quay

25-00 North Tower

Singapore 048583

Attention: Andre Mignot
Email: andre.mignot@sequent.limited

Phone: +65 3165 6173

Fax: N/A

[Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Annex A

PRIVILEGED AND CONFIDENTIAL
Execution Version

Exhibit 5-B

 Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on February 21, 2020

BY:

Viktor Pan, a citizen of Austria (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meanings set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations.

The Additional Party undertakes to each other Party to the Consortium Agreement that he will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if he had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:
(1)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against him in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(2)	Ownership

As of the date of this Agreement, the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(2), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by him. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(3)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(2) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Viktor Pan

Notice details:

Address:	Mingyue Road 1118, No. 30
Shanghai 201206, China
Email:	viktor.pan@outlook.com
Phone:	+86 15000500071
Fax:

[Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Annex A

PRIVILEGED AND CONFIDENTIAL

Execution Version

Exhibit 5-C

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on February 21, 2020

BY:

OPEA SRL, a company organized and existing under the Laws of Italy with its registered address at Via Cesare Battisti 1, 20122 Milan (Italy) (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meanings set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:
(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Agreement, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

OPEA SRL

By: __________________________________

Name: Edoardo Fontana

Title: Managing Director

Notice details:

Address: OPEA SRL

Via Cesare Battisti 1

20122 Milan

Attention: Edoardo Fontana
Email: edoardo.fontana@opeaholding.com

Phone: +39 3453306940

Fax: +39 02 76394692

[Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Annex A

 PRIVILEGED AND CONFIDENTIAL
Execution Version

Exhibit 5-D

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on February 21, 2020

BY:

Zheng ZHOU, a citizen of Hong Kong (the “Additional Party”).

RECITALS:

(A)       On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meanings set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations.

The Additional Party undertakes to each other Party to the Consortium Agreement that he will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if he had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of the Additional Party and/or the amount of Cash Contribution proposed to be made by the Additional Party, whether the Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of the Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	The Additional Party represents and warrants to each of the other Parties as follows:
(1)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against him in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(2)	Ownership

As of the date of this Agreement, the Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(2), the Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by him. Except as otherwise indicated on Schedule B hereto, the Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(3)	Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(2) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Zheng ZHOU

Notice details:

Address: Flat B, 25/F, Tower 6, Marinella, 9 Welfare Road, Aberdeen, Hong Kong Email: mikezzhou@gmail.com Phone: +852 92283505

[Signature page to Adherence Agreement]

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Annex A

 PRIVILEGED AND CONFIDENTIAL

Exhibit 6

Preliminary Non-binding Proposal to Acquire Cellular Biomedicine Group, Inc.

February 21, 2020

The Special Committee of the Board of Directors (the “Special Committee”)

Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

Dear Sirs:

The undersigned, a consortium led by Mr. Bizuo (Tony) Liu, the Chief Executive Officer of Cellular Biomedicine Group, Inc. (the “Company”), certain other senior management members of the Company, Hillhouse Bio Holdings, L.P. and TF Capital Ranok Ltd. and also including Dangdai International Group Co., Limited, Mission Right Limited, Maplebrook Limited, Viktor Pan, Zheng Zhou, OPEA SRL, Wealth Map Holdings Limited and Earls Mill Limited (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”), are pleased to submit this new preliminary non-binding proposal to acquire the Company in a going private transaction (the “Acquisition”). A consortium consisting of certain but not all of the Consortium Members submitted a preliminary non-binding proposal to acquire the Company in a going private transaction on November 11, 2019 (the “November Proposal”).

We believe that our proposal provides a very attractive opportunity for the Company’s stockholders to realize a meaningful premium and certainty of value. Our proposal represents a 10.4% premium to the closing price on the last trading day prior to the date of the November Proposal and a premium of 16.1% and 30.3% to the volume-weighted average price during the 30 and 60 trading days prior to the date of the November Proposal, respectively.

1.       Consortium. The Consortium Members have entered into a consortium agreement (as may be amended, restated, supplemented or modified from time to time, the “Consortium Agreement”) initially dated November 9, 2019, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately [45.2]% of the entire capital stock of the Company issued and outstanding as of November 1, 2019 (as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019) and entitled to vote.

2.       Purchase Price. The consideration payable for each share of common stock of the Company, par value $0.001 per share, will be US$19.50 in cash (other than those shares of common stock held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.       Funding. We intend to finance the Acquisition with a combination of cash and rollover of existing equity interests in the Company funded by the Consortium Members or their affiliates and any additional members we may accept into the Consortium. We do not anticipate requiring debt financing to consummate the Acquisition. We expect the commitments for the required equity funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.       Advisors. We are prepared to move expeditiously to complete the proposed Acquisition. We have engaged Kirkland & Ellis as our international legal counsel and Covington & Burling LLP as our international trade and national security counsel. We have significant experience in structuring and consummating transactions of this nature and would expect to complete the Acquisition on an expedited basis.

5.       Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.

6.       Process. We believe that the Acquisition will provide superior value to the Company’s stockholders. This proposal is conditioned upon the non-waivable conditions requiring (i) approval of the Acquisition by a properly functioning Special Committee and (ii) approval of the Acquisition by stockholders holding at least a majority of all the issued and outstanding shares of common stock of the Company not affiliated with any member of the Consortium.

7.       Confidentiality. As we are sure you can appreciate, as required by law, we will promptly make Schedule 13D filings to disclose the entry into the Consortium Agreement as well as this proposal.

8.       No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[remainder of page intentionally left blank]

Sincerely,

Bizuo (Tony) Liu

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Hillhouse Bio Holdings, L.P.

By: Hillhouse Bio Holdings GP, Ltd.
its general partner

By: ____________________________________
Name:
Title:

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

TF Capital Ranok Ltd.

By: ___________________________________
Name:
Title:

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Li (Helen) Zhang

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Yihong Yao

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Chengxiang (Chase) Dai

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Dangdai International Group Co., Limited

By: _______________________________________
Name:
Title:

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Mission Right Limited

By: ______________________________________
Name:
Title:

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Maplebrook Limited

By: _________________________________________
Name:
Title: Authorized Signatory of RT Sing Marina Limited, Director of Maplebrook Limited

By: _________________________________________
Name:
Title: Authorized Signatory of RT Sing Marina Limited, Director of Maplebrook Limited

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Viktor Pan

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Zheng Zhou

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

OPEA SRL

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Wealth Map Holdings Limited

[Signature page to Preliminary Non-Binding Proposal]

Sincerely,

Earls Mill Limited

[Signature page to Preliminary Non-Binding Proposal]

Exhibit 7

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: February 21, 2020

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

MAPLEBROOK LIMITED

By: /s/ Ruth Beaven
Name: Ruth Beaven
Title: Authorized Signatory of RTSing Marina Limited, Director of Maplebrook Limited

By: /s/ Ruth Beaven
Name: Ruth Beaven
Title: Authorized Signatory of RTSing Raffles
Limited, Director of Maplebrook Limited

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

By: /s/ Zheng Zhou
ZHENG ZHOU